October 26, 2007

H. Christopher Owings

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	GSI Commerce, Inc.
Registration Statement on Form S-3
Filed September 7, 2007
File No. 333-145921

Dear Mr. Owings:

GSI Commerce, Inc. (the “Company”) submits the following responses to comments raised in the Staff’s letter (the “Comment Letter”), dated October 4, 2007, relating to the Company’s Registration Statement on Form S-3 (File No. 333-145921) filed with the Securities and Exchange Commission (the “Commission”) on September 7, 2007 (the “Registration Statement”). In order to facilitate your review, each of the Staff’s comments is followed by the Company’s response, numbered to correspond to the comment numbers in the Comment Letter. Additionally, the Company has provided certain background information below.

Following the Staff’s review and response, we intend to file an amendment to the Registration Statement to incorporate the changes contemplated in responses to comments 6, 7 and 8 as well as any additional disclosures that the Staff believes are warranted in response to comments 1 through 5.

Background Information

In July 2007, the Company completed a private placement of $150.0 million aggregate principal amount of its 2.50% convertible senior notes due 2027 (the “Notes”). The Notes were initially purchased by Goldman, Sachs & Co. (“Goldman”) from the Company pursuant to a Purchase Agreement between the Company and Goldman, dated June 27, 2007 (the “Purchase Agreement”), in which Goldman agreed to purchase the Notes and offer and sell them to “qualified institutional buyers” or “QIBs” (referred to as the “first round investors”) in a firm commitment offering under Rule 144A promulgated under the Securities Act of 1933, as amended (the “Securities Act”). The first round investors were solicited by Goldman to purchase the Notes from Goldman. Subsequently, some of the first round investors sold some of the Notes via the PORTAL® Market to other QIBs (referred to as the “secondary investors” and together with first round investors, “QIB investors”). The selling securityholders included or to be included in the Registration Statement consist of both first round investors and secondary investors. The Company did not solicit the first round investors or secondary investors to purchase the Notes and did not enter into any contract or understanding with such investors regarding the offer and sale of the Notes.

GSI Commerce, Inc.

935 First Avenue     King of Prussia, PA 19406     |     gsicommerce.com     |     P 610.491.7000     F 610.265.1730

H. Christopher Owings

October 26, 2007

In connection with the Purchase Agreement, the Company also entered into a Registration Rights Agreement, dated July 2, 2007 (the “Registration Rights Agreement”), with Goldman in which the Company agreed to register the Notes (and the shares of the Company’s common stock (“Common Stock”) into which the Notes may be converted) for resale under the Securities Act. As required under the Registration Rights Agreement, the Company filed the Registration Statement with the Commission.

As described in the Registration Statement, the Notes are convertible, under certain circumstances, into shares of Common Stock at an initial conversion rate of 33.3333 shares of Common Stock per $1,000 principal amount of the Notes, subject to adjustment. Accordingly, the full $150.0 million aggregate principal amount of the Notes currently is convertible into 4,999,995 shares of Common Stock. This represents approximately 10.8% of the 46,508,495 shares of Common Stock outstanding as of July 31, 2007 (as reported in the Company’s current report on Form 10-Q for the second quarter ended June 30, 2007).

In the Registration Statement, the Company is registering 6,157,635 shares of Common Stock based on the maximum conversion rate of 41.0509 shares of Common Stock per $1,000 principal amount of the Notes as set forth in the Indenture between the Company and The Bank of New York, as Trustee, dated as of July 2, 2007 (the “Indenture”) governing the Notes. The maximum conversion rate represents the maximum adjustment of the conversion rate pursuant to the “make-whole” provision in the Indenture. The make-whole provision, which we believe is customary in convertible note offerings, is triggered by certain change of control, merger or sale, or liquidations of the Company on or prior to June 1, 2014. Please note that the make-whole provision has not been triggered. The maximum number of shares issuable under the make-whole provision represents approximately 13.2% of the 46,508,495 shares of Common Stock outstanding as of July 31, 2007.

Form S-3

1.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

H. Christopher Owings

October 26, 2007

Response:

The Company respectfully informs the Staff that, to its knowledge, the only payments that it has made or may be required to make in connection with the Notes to any selling securityholder, any affiliate of a selling securityholder, or any person with whom any selling securityholder has a contractual relationship regarding the Notes are the payments required by the terms of the Notes (e.g., semi-annual interest payments or additional interest if certain registration defaults occur), all of which are described in the prospectus included in the Registration Statement (the “Prospectus”) (see, e.g., sections “Prospectus Summary – The Offering” and “Description of the Notes”).

The Company respectfully proposes for the Staff’s consideration that providing the additional tabular disclosure requested by the Staff is unnecessary because such disclosure would be redundant as all other payments in connection with the Notes (e.g., semi-annual interest payments or additional interest if certain registration defaults occur) are already described in the Prospectus. There are no types of payments payable to a selling securityholder listed in the Prospectus that would not also be paid to a subsequent purchaser of the Notes.

The Company advises you that it received approximately $145.0 million of net proceeds from the sale of the Notes after deducting the initial purchaser’s discount and other expenses of the offering.

The Company respectfully informs the Staff that there are no features of the Notes that require payments to the selling securityholders in the first year following the issuance of the Notes that are different from payments required by the terms of the Notes in later years. The Notes require semi-annual interest payments in the first year following their issuance and in ensuing years and there is a possibility of additional interest if certain registration defaults occur that could continue to be due, or occur, in later years, and holders may require the Company to repurchase their Notes if certain fundamental changes occur, which is also the case for later years. All of these payments are described in the Prospectus. Given that there are no unique features in the Notes regarding payments to noteholders in the first year, and that all possible payments to noteholders in the first year have already been described in the Prospectus, the Company respectfully proposes for the Staff’s consideration that additional disclosure regarding possible payments in the first year of the Notes is unnecessary because such disclosure would be redundant in light of the disclosure already contained in the Prospectus.

2.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

H. Christopher Owings

October 26, 2007

•

the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•

the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Response:

Since January 1, 2000, the Company has not engaged in any securities transactions with any of the selling securityholders or, to our knowledge, any affiliates of the selling securityholders or any person with whom any selling securityholders has a contractual relationship regarding the Note transaction (or any predecessors of those persons), except as described below.

In June 2005, the Company completed a firm commitment underwritten public offering of 3,814,589 shares of Common Stock and $57.5 million of its 3% convertible notes due 2025 (the “3% Notes”) (collectively, the “2005 Public Offering”). Morgan Stanley & Co. Incorporated (“Morgan Stanley”) acted as sole bookrunning manager and received underwriting discounts and commissions of approximately $2.5 million. Since the date of the filing of the Registration Statement, Morgan Stanley and Morgan Stanley Convertible Securities Trust (Morgan Stanley Investment Advisors Inc., an affiliate of Morgan Stanley, is the investment advisor for Morgan Stanley Convertible Series Trust) have returned selling securityholder questionnaires to the Company indicating that they desire to be listed as selling securityholders in the Prospectus. Morgan Stanley informed the Company in its questionnaire that, as of September 10, 2007, Morgan Stanley beneficially owned 19,356 shares of Common Stock. As discussed in our response to comment 5 below, the Company will revise the disclosure in the “Selling Securityholders” section of the Prospectus to disclose this information.

As is typical in a firm commitment underwritten public offering, the purchasers in the 2005 Public Offering were solicited by the underwriters and not by the Company, and the Company did not engage in any direct sales to the purchasers in that transaction.

H. Christopher Owings

October 26, 2007

The Company does not know the identity of all the purchasers in the 2005 Public Offering. Some of such purchasers may be selling securityholders in this offering or affiliates of such selling securityholders (however, there are no agreements or understandings between the Company and purchasers in the 2005 Public Offering with respect to the offering of the Notes in July 2007). For example, Citadel Equity Fund Ltd. (“Citadel”) purchased $15.0 million of the 3% Notes in 2005 and reported in its questionnaire that it held $5.9 million of the 3% Notes as of the date of the questionnaire. Information about the beneficial ownership of shares of Common Stock issuable upon the conversion of the 3% Notes held by Citadel is disclosed in the “Selling Securityholders” section of the Prospectus.

As described in “Background Information” above, the Company sold the Notes to Goldman, as an initial purchaser, in an arms-length transaction, and Goldman, in turn, offered and sold the Notes to first round investors in a typical Rule 144A convertible debt offering. The Company’s information regarding the ultimate QIB investors of the Notes is limited and consists primarily of the information supplied by the QIB investors to the Company in a selling securityholder questionnaire that the QIB investors completed in order to be included in the Prospectus as selling securityholders. The questionnaire is customary for Rule 144A convertible debt offerings and requires the selling securityholder to identify any other Company securities owned by such selling securityholder. To the extent a QIB investor identified any other such securities, that information has been, or will be, included in the table that is part of the “Selling Securityholders” section of the Prospectus.

The Company respectfully proposes for the Staff’s consideration that the disclosure requested by the Staff is unnecessary because such disclosure would not provide meaningful additional information regarding the QIB investors. To the extent any of the selling securityholders has previously acquired the Company securities and continues to own them, those facts are, or will be, disclosed in the table that is part of the “Selling Securityholders” section of the Prospectus.

The information requested by the Staff in this comment 2, in the Company’s judgment, does not constitute material information in the context of a resale registration statement for a Rule 144A convertible debt offering. QIB purchasers of notes in Rule 144A convertible debt offerings do not require this information as part of making their investment decision, and purchasers of notes under resale registration statements for Rule 144A convertible debt offerings have not historically either. The reason for this is that the information is not materially additive to the facts that have been disclosed, i.e., the extent to which any of the selling securityholders has previously acquired the Company securities and continues to own them. In fact, the Staff’s requested disclosure would require the Company to disclose prior security issuances made to any of the selling securityholders (for example, as part of the Company’s underwritten public offerings in 2005) even if the selling securityholder no longer holds any of those securities, which is, in the Company’s judgment, irrelevant information.

The Company also notes that the Staff’s requested disclosure was not covered in the questionnaire filled out by QIB investors and it is not typical for a questionnaire related to resale registration statements for Rule 144A convertible debt offerings. Given the Company’s limited information regarding the QIB investors and their affiliations, it would likely need to resolicit the QIB investors to ensure its information was accurate if the Company has to provide the disclosure requested by the Staff. That process would

H. Christopher Owings

October 26, 2007

obviously be expensive and time-consuming for the Company, while providing marginal benefit to potential investors, and could also potentially cause the Company to incur additional interest under the Registration Rights Agreement if the time involved resulted in a registration default.

3.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders.

Response:

The Company supplementally informs the Staff that none of the Company’s affiliates are selling securityholders in the Prospectus. In addition, the Company does not know the number of shares of Common Stock held by selling securityholders as of a date prior to the Note closing in July 2007 because the questionnaire only requested that information as of a date after the Note closing. Accordingly, the Company can only estimate the number of shares held by selling securityholders as of June 30, 2007 for the purpose of this disclosure by assuming that the number of shares disclosed in the questionnaire was also held as of June 30, 2007. The Company also does not know the number of shares of Common Stock held by affiliates of the selling securityholders because the questionnaire, as typical for a Rule 144A questionnaire, did not request such information.

The following table provides information concerning:

•	the number of shares of Common Stock outstanding as of June 30, 2007 (i.e., prior to the issuance and sale of the Notes in July 2007);

•	the number of shares as of that date that were held by affiliates of the Company;

•	the estimated number of shares that were held as of that date by selling securityholders; and

•	the total estimated number of shares that were held as of that date by persons other than affiliates of the Company and selling securityholders:

Number of shares of Common Stock outstanding as of June 30, 2007	46,483,808

Number of shares of Common Stock held by affiliates of the Company as of June 30, 2007	23,761,273

Estimated number of shares of Common Stock held by selling securityholders as of June 30, 2007	19,356

Total estimated number of shares of Common Stock held by persons other than affiliates of the Company and selling securityholders as of June 30, 2007	22,703,179

If requested by the Staff, the Company will amend the Registration Statement to include the number of shares outstanding and the number of shares held by affiliates and nonaffiliates as of June 30, 2007. The Company believes that disclosing the estimated

H. Christopher Owings

October 26, 2007

number of shares held by selling securityholders as of June 30, 2007 would not be useful to investors and may be potentially misleading because such disclosure would be based on the assumption that the number of shares disclosed in the questionnaire was also held as of June 30, 2007.

4.	Please provide us, with a view toward disclosure in the prospectus, with the following information:

•

whether the issuer has the intention, and a reasonable basis to believe that it will have financial ability, to make all payments on the overlying securities, noting that you have risk factor disclosure on page 27 that discusses this issue; and

•

whether – based on information obtained from the selling shareholders – any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have an existing short position in the company’s stock, the following additional information:

•	the date on which each such selling shareholder entered into that short position; and

•

the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registered statement (e.g. before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

Response:

The Company currently intends, and has reasonable basis to believe that it will have the financial ability, to make all payments on the Notes when they are due.

With regard to the Staff’s requested disclosure regarding short positions that the selling securityholders may have entered into, the Company has received information from certain selling securityholders indicating that such selling securityholders: (i) engage in hedging transactions from time to time, (ii) intend to short shares of Common Stock for hedging purposes, (iii) sold short shares of Common Stock in the past and may enter into future short sales and other hedging transactions, or (iv) have an existing short position in shares of Common Stock. The selling securityholders did not provide details about any specific hedging or short-sale transaction or position.

The Company believes that including such information in resale registration statements for Rule 144A convertible debt offerings is not typical. The Company doubts whether, even if the Company were to resolicit the selling securityholders to request this information, the selling securityholders would be willing to provide it. The Company believes that information relating to their hedging and shorting activities would likely be viewed by the selling securityholders as proprietary and confidential and would be information that they would resist including in the Prospectus. The Company has no means to gather this information otherwise, and obviously the process for resoliciting the selling securityholders would be expensive and time-consuming for the Company, and be

H. Christopher Owings

October 26, 2007

unlikely to result in obtaining the applicable information while also potentially causing the Company to incur additional interest if the time involved resulted in a registration default.

The Company also does not consider the requested disclosure material to potential investors. If the Company were to provide the disclosure in the Prospectus, the Company would not update it over time, and the information would speak as of one date in time. That date itself, given the process that would be involved in obtaining the information, would be some time before the effectiveness date of the Registration Statement, and so it would be dated information as of the effectiveness date and become increasingly stale thereafter. Given that the Notes trade, so the securityholders who are maintaining short positions will themselves change, and that the selling securityholders’ short positions are likely to change over time based on their internal hedging and trading strategies and market conditions, whatever information might be included in the Prospectus relating to the selling securityholders’ short positions would likely be relatively meaningless at the effectiveness date of the Registration Statement and increasingly meaningless thereafter, and of marginal benefit to potential investors.

Accordingly, for the reasons described above, the Company respectfully proposes for the Staff’s consideration that the requested disclosure not be included in the Prospectus.

5.	Please provide us, with a view toward disclosure in the prospectus, with:

•

a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

•

copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessor of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

H. Christopher Owings

October 26, 2007

Response:

As discussed above, since the date of the filing of the Registration Statement, Morgan Stanley and Morgan Stanley Convertible Securities Trust (Morgan Stanley Investment Advisors Inc., an affiliate of Morgan Stanley, is the investment advisor for Morgan Stanley Convertible Series Trust) have returned selling securityholder questionnaires to the Company indicating that they desire to be listed as selling securityholders in the Prospectus. Accordingly, the Registration Statement will be amended to include any required information concerning such selling securityholders. As discussed above in response to comment 2, Morgan Stanley acted as the sole book-running manager in the 2005 Public Offering. Accordingly, we propose to make the following additional disclosure in the “Selling Securityholders” section of the Prospectus:

“In June 2005, we completed a firm commitment underwritten public offering of 3,814,589 shares of common stock and $57.5 million of our 3% convertible notes due 2025. Morgan Stanley & Co. Incorporated, referred to as “Morgan Stanley”, acted as sole bookrunning manager and received underwriting discounts and commissions of approximately $2.5 million. As of September 10, 2007, Morgan Stanley beneficially owned 19,356 shares of common stock. Morgan Stanley Investment Advisors Inc., an affiliate of Morgan Stanley, is the investment advisor for Morgan Stanley Convertible Series Trust. In addition, Morgan Stanley and/or its affiliates have performed in the past, or may perform in the future, other financial advisory and investment banking services for us and/or our affiliates.”

The Company hereby confirms for the Staff the Company’s view that, except as noted above, the Prospectus already includes a materially complete description of the relationships and arrangements among the parties referenced by the Staff and all transactional documents related to the sale of the Notes were previously filed as exhibits to the Company’s current report on Form 8-K dated July 5, 2007 and are incorporated by reference in the Registration Statement.

Selling Securityholders, page 83

6.	We note your indication that at least one of your selling stockholders is a registered broker-dealer. Please note that a registration statement registering the resale of securities being offered by broker-dealers must identify the broker-dealers as underwriters. Please revise your disclosure accordingly.

Response:

The Company will revise Footnote 4 to the table of selling securityholders in the Registration Statement to state the following:

“The selling securityholder is a broker-dealer. Any selling securityholder that is a broker-dealer may be deemed to be an underwriter with respect to the securities it sells pursuant to the prospectus.”

H. Christopher Owings

October 26, 2007

7.	With respect to those selling stockholders you have identified as affiliates of broker-dealers, please disclose, if true, that:

•	the seller purchased the securities to be resold in the ordinary course of business; and

•	at the time of the purchase, the seller had no agreements or understandings directly or indirectly, with any person to distribute the securities.

Alternatively, please disclose that the stockholder is an underwriter. We may have additional comments upon review of your response.

Response:

The Company will revise Footnote 5 to the table of selling securityholders in the Registration Statement to state the following:

“The selling securityholder is an affiliate of a broker-dealer. The selling securityholder has advised us that it purchased the notes in the ordinary course of business, and, at the time of the purchase, the selling securityholder had no agreements or understandings directly or indirectly, with any person to distribute the notes.”

Undertakings, page II-2

8.	Please revise to include the undertakings required by Item 512(a)(5)(i) of Regulation S-K.

Response:

The Company will include the undertakings required by Item 512(a)(5)(i) of Regulation S-K in Part II of the Registration Statement.

Other Information

In connection with responding to the foregoing comments, the Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

H. Christopher Owings

October 26, 2007

If you or any other member of the Staff has any questions or would like to discuss these matters at greater length, please do not hesitate to contact the undersigned at (610) 491-7000.

Sincerely,

GSI Commerce, Inc.

By:	/s/ Arthur H. Miller
Arthur H. Miller
Executive Vice President and General Counsel

cc:	Scott Anderegg, Staff Attorney

Mara L. Ransom, Legal Branch Chief

Frances E. Dehel, Blank Rome LLP

Yelena M. Barychev, Blank Rome LLP